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Exhibit 12

Rural Cellular Corporation, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years ended December 31,
	1997	1998	1999	2000	2001
Earnings (loss)
Pretax income (loss)	$(1,266)	$(5,582)	$4,887	$(38,328)	$(34,052)
Add back: fixed charges as disclosed below	6,251	18,511	27,846	89,943	116,867
Less: capitalized interest	(138)	(148)	(97)	(420)	—

Earnings (loss) as adjusted	4,847	12,781	32,636	51,195	82,815
Computation of fixed charges
Interest expense	5,833	17,599	26,649	87,590	114,100
Capitalized interest	138	148	97	420	—
Portion of rent expense representative of interest factor	280	764	1,100	1,933	2,767

Total fixed charges	6,251	18,511	27,846	89,943	116,867
Earnings (deficiency) to fixed charges	$(1,404)	$(5,730)	$4,790	$(38,748)	$(34,052)
Ratio of earnings to fixed charges	—	—	1.17x	—	—

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Rural Cellular Corporation, Inc. Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)